Filed by Cadeler A/S

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended

Subject Company: Eneti Inc.

Commission File No.: 001-36231

Date: June 16, 2023

Cadeler A/S and Eneti Inc. signs business combination agreement to create a leading offshore wind turbine and foundation installation company

Cadeler A/S (OSE: CADLR) (“Cadeler”) and Eneti Inc. (NYSE: NETI) (“Eneti”), two offshore wind turbine and foundation installation companies, announce today that they have entered into a business combination agreement to combine (the "Combination") through a stock-for-stock exchange offer to be made to all stockholders of Eneti based on an exchange ratio of 3.409 Cadeler shares for each Eneti share (the “Exchange Offer”).

Following the completion of the Exchange Offer, Cadeler and Eneti shareholders will own approximately 60% and 40% of the combined company, respectively, on the basis of the share counts for each of Cadeler and Eneti as at 16 June 2023 and assuming all outstanding Eneti shares are exchanged for Cadeler shares in the Exchange Offer.

The combined group will be named Cadeler, and be headquartered in Copenhagen, Denmark, with its shares to be listed on the New York Stock Exchange (“NYSE”) in addition to its current listing on the Oslo Stock Exchange (“OSE”).

The business combination agreement has been unanimously approved by the Board of Directors of each of Cadeler and Eneti.

Eneti’s largest shareholder, together with certain of its affiliates collectively holding approximately 29% of all of the issued and outstanding shares of common stock in Eneti, and directors and executive officers of Eneti, collectively holding approximately 7% of the issued and outstanding shares of common stock in Eneti, have entered into tender and support agreements in favor of the Combination. In addition, Cadeler’s two largest shareholders, together in aggregate currently owning approximately 45% of the total current share capital and voting rights of Cadeler, have entered into voting undertakings to vote in favor of the shareholder approval to be obtained by Cadeler.

Commenting on the Combination, Mr. Andreas Sohmen-Pao, Chairman of Cadeler said: “This is a strategic transaction combining two leading offshore wind companies. It underpins Cadeler’s vision and capability to facilitate the renewable transition, and I support the transaction on its industrial and financial merits”.

Mr. Emanuele Lauro, Executive Chairman and CEO of Eneti said: "This combination is right for our shareholders, right for our customers, and right for our employees. We are truly thrilled to be joining forces with Cadeler. Our scale and our respective capabilities will create significant value at a time when offshore wind needs reliable partners and reliable solutions. The track record of Seajacks has been built on the tireless efforts of our shore and seagoing professionals, and we are delighted Cadeler values this legacy so dearly. The prospects for our combined companies, in the context of industry demands over the coming decade, could not be brighter”.

Mr. Mikkel Gleerup, CEO of Cadeler said: “The combination will represent a significant step up in our ability to meet the increased demand globally for projects with larger scopes and project sizes in service of the much-needed green transition. To deliver on this ambition, we will provide our customers with the largest and most diverse fleet in the industry, operated by highly skilled teams with unique expertise and track records. For customers, the combined fleet will unlock unrivalled value due to increased cross-utilization of resources and improved flexibility, capacity, and agility”.

Combination rationale

Compelling strategic logic

The Combination unites two companies with decades of operating track records to offer the largest, most diversified and modern fleet of T&I wind turbine and foundation installation vessels in the industry. The Combination will position Cadeler as a robust and reliable player in the market with a true global presence through scale, a complementary fleet, and deep industry relationships. The Combination will enable the combined company to operate more efficiently, and target still larger and more complex projects as requested by customers.

The Combination is subject to customary conditions including approval from relevant authorities. Until the Combination has closed, both companies will continue operations as two separate entities.

Meaningful value creation and synergy potential

The Combination is anticipated to deliver significant run rate annual synergies of €106m, excluding transaction and change of control cost, comprising corporate and financing synergies of €18m, operational synergies of €37m and €51m through improved utilization of the combined fleets. While the cost synergies are expected to be frontloaded, the targeted utilization synergies are expected to be generated as the newbuilds enter into operation. To facilitate the completion of the Combination, Cadeler will in connection with amendments to its existing financing arrangements increase its total available debt financing facilities including for general corporate and working capital purposes and in addition hereto obtain a credit approved financing commitment to refinance the long-term debt obligation for the combined company’s fleet on the water at attractive terms, subject to completion of the Combination and definitive documentation.

Unique next generation fleet is in high demand

The Combination will result in the largest diversified fleet owned and operated by a single pure-play offshore wind turbine and foundation installation company.

The Cadeler fleet consists of 2 wind turbine installation vessels (“WTIV”s) currently on the water, 2 WTIVs scheduled for delivery in Q3/2024 and Q2/2025, and 2 wind foundation installation vessels scheduled for delivery in Q4/2025 and Q3/2026.

The Eneti fleet consists of 5 WTIVs currently on the water and 2 WTIVs scheduled for delivery in Q4/2024 and Q2/2025. Of the 5 vessels on the water, 3 of the vessels are non-core assets and subject to divestment before or after completion of the Combination.

Upon delivery of the 6 vessels under construction and disposition of the 3 non-core assets, the combined company will consist of 10 modern, capable, and complementary vessels. The effective operational homogeneity of the fleet will allow for substitution opportunities and increased vessel utilization.

The Cadeler commercial strategy to-date provides a degree of revenue certainty through 2027 and coverage of operating costs. Coupled with the open days on the Eneti fleet, the combined company will further service the existing client base and benefit from high tender activity and a growing market.

Attractive valuation relative to newbuild option

Cadeler and Eneti negotiated the terms of the Exchange Offer, and specifically the pro-forma ownership of the combined company, using customary valuation metrics for the respective enterprises on a standalone basis. For both Cadeler and Eneti, the Combination prices the resulting fleet expansion at a meaningful discount to equivalent organic growth from additional newbuilding orders and will generate accretive cash flows.

Improved capital market position and enhanced growth potential

Based on the closing share prices of Cadeler and Eneti as of 15 June 2023, the combined company will have a pro-forma market capitalization above €1.2 billion (based on an exchange rate of NOK/EUR 0.09 and USD/EUR 0.92) and a stronger credit profile, which combined should enable for increased financial flexibility to pursue an enhanced growth trajectory relative to either company’s standalone position.

As a result of a greater market capitalization and dual listing on OSE and NYSE, the combined company expects to be well positioned for increased investor attention, enhanced trading liquidity, inclusion in new stock indices and improved research coverage to the benefit of all shareholders.

Leadership team, board composition and headquarters

Mikkel Gleerup, current CEO of Cadeler, will continue as CEO of the combined company and Peter Brogaard Hansen will continue as CFO of the combined company.

Following satisfaction of all conditions to the completion of the Exchange Offer, it will be proposed for approval by the shareholders of Cadeler that the combined company will continue to have a six-member Board of Directors, of which four will be independent from the largest shareholders of Cadeler. Two new directors for the combined company will initially be designated for nomination and election to the Board of Directors of Cadeler based on proposals from Eneti. Andreas Sohmen-Pao will continue as Chairman of the Board of Directors and Emanuele Lauro, current CEO of Eneti, will be nominated for election to the Board of Directors as Vice Chairman immediately following completion of the Exchange Offer.

To facilitate the anticipated board composition following the successful completion of the Exchange Offer, Cadeler board members Connie Hedegaard and David Cogman have offered to step down from Cadeler’s Board of Directors with immediate effect. The Chairman of Cadeler, Andreas Sohmen-Pao, has expressed his gratitude to both Connie Hedegaard and David Cogman for their services on the board and their support of the Combination.

The combined company will be headquartered in Copenhagen, Denmark, and will maintain a significant presence in the United Kingdom. An integration committee comprising of Cadeler and Eneti representatives will be established to oversee the integration process to ensure a successful combination and fair treatment of all employees.

Board recommendation and shareholder support

The Board of Directors of each of Cadeler and Eneti have unanimously determined the Combination to be in the best interest of the companies’ respective shareholders. The Eneti Board of Directors has undertaken to recommend to its shareholders that they tender their Eneti shares in the Exchange Offer.

Both BW Altor PTE. Ltd. and Swire Pacific Limited, the two largest shareholders in Cadeler holding approximately 30% and 15%, respectively, of the issued and outstanding share capital and voting rights of Cadeler, have entered into voting undertakings with a commitment to vote in favor of the shareholder resolution of Cadeler at an extraordinary general meeting required for the issuance of shares in Cadeler in connection with the Combination as well as a lock-up for their shares in Cadeler until such extraordinary general meeting has been held expected to be convened for in the near future.

Scorpio Holdings Ltd., together with certain of its affiliates holding approximately 29% of the issued and outstanding shares of Eneti, and current directors and officers of Eneti, together holding approximately 7% of the issued and outstanding shares of Eneti, have entered into tender and support agreements committing to tender their shares in the Exchange Offer, subject to the terms and conditions set out in the business combination agreement.

Combination overview

•	The transaction is structured as a voluntary conditional registered exchange offer to the stockholders of Eneti, to be initiated by Cadeler with an exchange ratio of 3.409 Cadeler shares for each Eneti share.

•	Based on Cadeler’s share price of NOK 47.68 per share (as at the close of trading on 15 June 2023) and an exchange rate of NOK/USD 0.10, the proposed Combination would value each outstanding Eneti share at approximately $15.44 and the fully diluted share capital of Eneti at approximately $597 million.

•	The Cadeler shares are currently expected to be delivered to Eneti shareholders in the form of American Depositary Shares representing Cadeler shares.

•	Upon completion of the Combination, Cadeler and Eneti shareholders will own approximately 60% and 40% of the combined company, respectively, on the basis of the 197,600,000 shares outstanding for Cadeler and 38,647,119 shares outstanding for Eneti (including the expected acceleration of restricted shares under Eneti’s equity incentive plan) as at 16 June 2023 and assuming all outstanding Eneti shares are exchanged for Cadeler shares in the Combination.

•	In addition, if, following completion of the Exchange Offer, Cadeler has acquired or controls at least 85.01% of the issued and outstanding Eneti shares and voting rights (or such lower threshold as Cadeler may determine, in its sole discretion) and no other legal impediment to a squeeze-out merger exists, Cadeler intends, indirectly through a wholly-owned subsidiary, to initiate a squeeze-out merger under Marshall Islands law such that, following the merger, Eneti will be a wholly owned subsidiary of Cadeler. The precise consideration minority Eneti shareholders may receive in such merger may be different in form and/or value from the consideration that they would have received had they tendered their Eneti shares in the Exchange Offer.

•	Cadeler moreover intends to eliminate companies in the Eneti group structure incorporated in any jurisdiction on the EU’s list of non-cooperative jurisdictions for tax purposes, as adopted by the Counsel of EU as of 21 February 2023 in due course following completion of the Combination and to the extent feasible from a legal perspective.

•	The Combination is subject to customary closing conditions, including amongst others shareholder approval of an authorisation to the Board of Directors of Cadeler to issue new Cadeler shares in the Exchange Offer to be adopted by a 2/3 majority of share capital and voting rights represented at an extraordinary shareholders meeting of Cadeler and acceptance of the proposed tender offer by at least 85.01% of all outstanding Eneti shares (including the 36% of Eneti’s shares already subject to tender and support agreements), the absence of a material adverse change, the receipt of merger clearance as well as any applicable foreign direct investment approvals and approval for the listing of the combined company’s shares on each of the NYSE and OSE.

Indicative timetable and next steps

The offer period for the Exchange Offer will not commence until the offer and listing documentation has been duly reviewed and, if applicable, approved by all relevant regulatory bodies and will not conclude prior to the registration with the U.S. Securities and Exchange Commission of the Cadeler shares (or American Depositary Shares representing Cadeler shares) to be offered for exchange.

The Exchange Offer is expected to commence in the third or fourth quarter of 2023.

The Combination is currently expected to close in Q4 2023 subject to regulatory approvals and applicable conditions being met.

Contact details Cadeler

For additional information, visit www.cadeler.com or email InvestorRelations@cadeler.com

Point of contact for investors:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Point of contact for media:

Christian Grønning, Partner Geelmuyden Kiese

+45 2763 0755

Christian.groenning@gknordic.com

Contact details Eneti

For additional information, visit www.eneti-inc.com or email Investor.Relations@Eneti-inc.com

James Doyle, Head of Corporate Development & Investor Relations

Tel: +1 646-432-1678

Investor.Relations@Eneti-inc.com

Advisors

DNB Markets, a part of DNB Bank ASA, is acting as financial advisor to Cadeler.

Gorrissen Federspiel Advokatpartnerselskab, Davis Polk & Wardwell London LLP, Advokatfirmaet Thommessen AS and Campbell Johnston Clark are serving as legal counsels to Cadeler.

Perella Weinberg Partners LP is serving as financial advisor to Eneti.

Seward & Kissel LLP, CMS Cameron McKenna Nabarro Olswang LLP and Bech-Bruun advokatpartnerselskab are serving as legal counsels to Eneti in connection with the Combination.

Conference call

To present the Combination, Cadeler and Eneti will host a joint conference call on 16 June 2023 at

-	3:00 p.m. CEST / 9:00 a.m. EST

Please see below Microsoft Teams Live Meeting link. The link will also be made available on both the Cadeler and Eneti websites.

Webcast registration conference call at 3:00 p.m. CEST / 9:00 a.m. EST:

https://teams.microsoft.com/l/meetup-join/19%3ameeting_NDEwNTQwNDMtYWJlMi00YzAwLTk2Y2ItZTU2ZmRmZTk1OTZm%40thread.v2/0?context=%7B%22Tid%22%3A%224cbfea0a-b872-47f0-b51c-1c64953c3f0b%22%2C%22Oid%22%3A%22e6df3138-b416-457f-b6c1-5f3ce7a36ee7%22%2C%22IsBroadcastMeeting%22%3Atrue%2C%22role%22%3A%22a%22%7D&btype=a&role=a

Those wishing to listen to the call should connect at least 5 minutes prior to the start of the call to ensure connection. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

An investor presentation will be made available on the respective company websites.

About Cadeler A/S

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler owns and operates 2 turbine installation vessels with delivery of additional 2 turbine installation vessel and 2 foundation installation vessels during 2024-2026. Cadeler is headquartered in Denmark and employes around 250 people. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR). For more information about Cadeler, visit www.cadeler.com.

About Eneti Inc.

Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com.

Additional Information and Where to Find It

Important Additional Information Will be Filed with the SEC

This communication is not a prospectus but relates to the proposed business combination of Cadeler and Eneti, which will include an offer by Cadeler to exchange all of the issued and outstanding shares of Eneti for shares or American Depositary Shares (“ADSs”) representing shares in Cadeler. The exchange offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler or Eneti may file with the U.S. Securities and Exchange Commission (the “SEC”). Prior to the commencement of the exchange offer, Cadeler will file (1) a Registration Statement on Form F-4 that will include an offering prospectus with respect to the shares/ADSs to be offered in the exchange offer, (2) a Registration Statement on Form F-6 to register any ADSs to be offered as consideration pursuant to the terms of the offer and (3) a Tender Offer Statement on Schedule TO, and Eneti will file a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the exchange offer. Should Cadeler and Eneti proceed with the proposed transaction, such formal decision is conditional on approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the “Prospectus Regulation”) or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority (the Danish FSA). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF CADELER AND ENETI WITH THE SEC, OR APPROVED BY THE DANISH FSA, IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION (INCLUDING THE EXCHANGE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER, ENETI, THE PROPOSED TRANSACTION AND RELATED MATTERS THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and stockholders will be able to obtain the registration statement/prospectus, the exchange offer materials (including the offer to exchange, a related letter of transmittal and certain other exchange offer documents), and the solicitation/recommendation statement, if and when they become available, and other documents filed with the SEC by Cadeler and Eneti at no cost to them through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain copies of any document filed with the SEC by Cadeler free of charge from Cadeler’s website at www.cadeler.com, copies of any document filed with the SEC by Eneti free of charge from Eneti’s website at www.eneti-inc.com. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at authorised or exempt persons within the meaning of the Financial Services and Markets Act 2000 or persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within Article 49(2)(a) to (d) of the Order or persons to whom it may otherwise lawfully be communicated pursuant to the Order, (all such persons together being referred to as, “Relevant Persons”). This presentation is directed only at Relevant Persons. Other persons should not act or rely on this presentation or any of its contents. Any investment or investment activity to which this presentation relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a Relevant Person.

Market Data

Information provided herein as it relates to the market environment in which each of Cadeler and Eneti operate or any market developments or trends is based on data and reports prepared by third parties and/or Cadeler or Eneti based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Eneti and Cadeler, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Eneti and Cadeler and the markets in which they operate, and Eneti’s and Cadeler’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Eneti and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Eneti nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Eneti’s and Cadeler’s securities, the failure to satisfy the conditions to the consummation of the transaction, including the acceptance of the proposed exchange offer by the requisite number of Eneti shareholders and the receipt of certain governmental and regulatory approvals, general domestic and international political conditions or hostilities, including the war between Russia and Ukraine; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, the effects of public health threats, pandemics and epidemics, and the adverse impact thereof on Eneti’s or Cadeler’s business, financial condition and results of operations, the effect of the announcement or pendency of the transaction on Eneti’s or Cadeler’s business relationships, performance, and business generally, risks that the proposed transaction disrupts current plans of Eneti or Cadeler and potential difficulties in Eneti’s or Cadeler’s employee retention as a result of the proposed transaction, the outcome of any legal proceedings that may be instituted against Eneti or Cadeler related to the business combination agreement or the proposed transaction or as a result of the operation of their respective businesses, the risk that Cadeler is unable to list the ADSs to be offered as consideration, or the underlying shares in Cadeler, on the New York Stock Exchange or the Oslo Stock Exchange, as applicable, volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which the combined company plans to operate, variations in performance across competitors, changes in laws and regulations affecting such business and changes in the combined capital structure, factors affecting the duration of contracts, the actual amount of downtime and the respective backlogs of Eneti and Cadeler, factors that reduce applicable day rates or contract profitability, operating hazards inherent to offshore operations and delays, dependency on third parties in relation to, for example, technical, maintenance and other commercial services, risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting the combined company’s operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, hurricanes and other weather conditions, and the future price of energy commodities, the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, the failure to realize anticipated benefits of the proposed transaction, risks related to the ability to correctly estimate operating expenses and expenses associated with the business combination, risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, changes in law or regulations affecting Eneti, Cadeler or the combined company, international, national or local economic, social or political conditions that could adversely affect the companies and their business, dependency on Eneti and Cadeler’s customers, volatility in demand, increased competition or reduction in contract values, the risk that technological progress might render the technologies used by each of Cadeler and Eneti obsolete, conditions in the credit markets that may negatively affect the companies and their business, risks deriving from the restrictive covenants and conditions relevant to Eneti and Cadeler’s financing and their respective ability to obtain future financing, including for remaining installations on ordered newbuild vessels, risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements, the risk that Eneti and Cadeler have a limited number of vessels and are vulnerable in the event of a loss of revenue relating to any such vessel(s), risks relating to delays in, or increases in the cost of, already ordered newbuild vessels and the risk of a failure to obtain contracts for such newbuild vessels and risks associated with changes in exchange rates including the USD/NOK and USD/EUR rates. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Eneti, Cadeler or the combined company will be those that the companies have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Eneti’s or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Eneti’s Annual Report on Form 20-F, Current Reports on Form 6-K and other documents filed from time to time by Eneti with the SEC and those described in Cadeler’s annual reports, relevant reports and other documents published from time to time by Cadeler. Eneti and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and except as required by law, Eneti and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Inside information

The information in this communication is considered to be inside information pursuant to the EU Market Abuse Regulation (MAR) and is subject to the disclosure requirements pursuant to MAR article 17 and Section 5-12 the Norwegian Securities Trading Act. This stock exchange announcement by Cadeler A/S was published by Mikkel Gleerup (CEO) at Cadeler A/S on 16 June 2023 at 07.42 (CEST).